[redacted]

02029853

PE
4/1/02

RECD S.E.C.
APR 8 - 2002
1086

APR 8 2002
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

---

**Form 6-K**

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

---

**MITSUBISHI TOKYO FINANCIAL GROUP, INC.**
(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

---

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Mitsubishi Tokyo Financial Group, Inc.
TSE Code; 8306

# Mitsubishi Tokyo Financial Group, Inc.
## Revised Earnings Projections for Fiscal Year 2001 and Investment Securities Write-down (Under Japanese GAAP)

**TOKYO, April 8, 2002** --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Shigemitsu Miki) today announced a downward revision to its consolidated earnings projections for fiscal year 2001. MTFG also disclosed the amounts of write-down on investment securities held by its subsidiaries as of March 31, 2002.

The revisions in projected operating profit and net income are primarily due to higher than expected credit costs resulting from weak economic conditions in Japan and overseas and realized losses on investment securities resulting from the weak domestic equity market.

### 1. Revised consolidated earnings projections for the fiscal year ended March 31, 2002

(Unit: billions of Japanese yen)

| | Previous* | Revised | Change | % |
|---|---|---|---|---|
| Operating income | 3,700 | 3,700 | 0 | 0.0 |
| Operating profit (loss) | (145) | (310) | (165) | (113.7) |
| Net income (loss) | 20 | (145) | (165) | (825.0) |

* Announced November 26, 2001.

The revised earnings projections are not a guarantee of future performance and involve risks and uncertainties. Actual results may differ from such revised earnings projections as a result of various factors.

2002年 4月 8日 18時31分 Mitsubishi Tokyo Financial Group No. 1268 P. 4/7

## 2. Amounts of write-down on investment securities-stocks

MTFG's 100%-owned subsidiaries, The Bank of Tokyo-Mitsubishi, Ltd. (BTM) and The Mitsubishi Trust and Banking Corporation (MTBC) evaluate investment securities other than trading securities according to the mark-to-market method, cost method, or amortized cost method. As of March 31, 2002, MTFG expects the write-down on domestic marketable investment securities-stocks to total approximately 188 billion yen. This figure is the sum of the expected write-downs of BTM and MTBC.

**(1) The Bank of Tokyo-Mitsubishi, Ltd. (BTM)** (Unit: billions of Japanese yen)

| | Amount | % |
|---|---|---|
| Write-down on domestic marketable investment securities-stocks as of March 31, 2002 | 150.0 | --- |
| Net assets as of March 31, 2001 | 3,046.4 | 4.9 |
| Average operating profit* | 62.7 | 239.2 |
| Average net income* | 33.1 | 453.1 |

* Average figures for the five most recent fiscal years

**(2) The Mitsubishi Trust and Banking Corporation (MTBC)** (Unit: billions of Japanese yen)

| | Amount | % |
|---|---|---|
| Write-down on domestic marketable investment securities-stocks as of March 31, 2002 | 38.0 | --- |
| Net assets as of March 31, 2001 | 901.7 | 4.2 |
| Operating profit for fiscal year 2000 | 11.6 | 327.5 |
| Net income for fiscal year 2000 | 18.4 | 206.5 |

* * *

*Inquiries:* Mr. Keiichi Riko
Chief Manager, Financial Policy Division
Mitsubishi Tokyo Financial Group, Inc.
Tel. +81-3-3240-8139

*Figures for Reference*

## Financial Information of Subsidiaries for Fiscal Year 2001 (Under Japanese GAAP)

### 1. Non-consolidated financial information of the subsidiaries

(Unit: billions of Japanese yen)

| | | | Sum of the subsidiaries |
|---|---|---|---|
| | BTM | MTBC | |
| Net business profit before provisions for general reserve for loan losses and trust account write offs | 470 | 155 | 625 |
| *Previous*[*1] | 440 | 145 | 585 |
| Net gains (losses) on investment securities-stocks | (290) | (20) | (310) |
| Write down on domestic marketable investment securities-stocks | (150) | (38) | (188) |
| Realized gains (losses) on domestic marketable investment securities-stocks | (120) | 18 | (102) |
| Credit related costs [*2] | (500) | (185) | (685) |
| Operating profit (loss) | (350) | (60) | (410) |
| *Previous*[*1] | (210) | (35) | (245) |
| Net income (loss) | (240) | 1 | (239) |
| *Previous*[*1] | (130) | 5 | (125) |
| Valuation differences of investment securities available for sale | 50 | (25) | 25 |
| Valuation differences of investment securities-stocks available for sale | 60 | (60) | 0 |

Notes:

*1 Announced November 26, 2001.

*2 Credit related costs include provisions for general reserve for loan losses, trust account write offs, provisions for specific reserve for loan losses, losses on loan charge-offs, and others.

### 2. Consolidated financial information of subsidiaries

(Unit: billions of Japanese yen)

| | BTM | MTB |
|---|---|---|
| Consolidated net income (loss) | 20 | (54) |
| *Previous*[*1] | 120 | 5 |
| BIS risk-adjusted capital ratio | Approx. 10.0-10.5% | Approx. 10.5-11.0% |

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By: Atsushi Inamura

Name: Atsushi Inamura
Title: Chief Manager,General Affairs
Corporate Administration Division

2002年 4月 8日 18時33分 Mitsubishi Tokyo Financial Group No. 1268 P. 7/7

**MTFG**

Mitsubishi Tokyo Financial Group, Inc.
Corporate Administration Division
TEL: 81-3-3240-8111
FAX: 81-3-3240-8852

# FAX TRANSMISSION

| ADDRESSEE: | FAX NUMBER: |
|---|---|
| Mr. Atsumasa Tochisako, Chief Representative<br>Washington, D.C. Representative Office<br>The Bank of Tokyo-Mitsubishi, Ltd. | 1-202-293-3416 |
| Mr. Hideo Yamamoto, SVP & Group Head<br>Planning Office for the Americas | 1-212-782-6414 |
| Mr. Robert Hand, Esq. General Counsel<br>North American Legal & Public Affairs Office<br>The Bank of Tokyo-Mitsubishi, Ltd. | 1-212-782-6420 |

**COPY TO:**

| | |
|---|---|
| Mr. Terence Ang<br>Singapore Office, The Bank of New York | 65-6883-0338 |
| Mr. Kainoshin Hara, Vice President<br>Tokyo Office, The Bank of New York | 03-3595-0737 |
| Mr. Hiro Hayashi, Senior Vice President<br>Office of the President, Union Bank of California | 1-415-765-2560 |
| Mr. Tom Pennignton, EVP<br>Mr. Tohru Sasaki, Chief Manager<br>New York Branch<br>The Mitsubishi Trust and Banking Corporation | 1-212-593-4691 |

**DATE:** April 8, 2002

**ORIGINATOR:** Atsushi Inamura, Chief Manager

**TOTAL PAGES:** 7 pages (including this cover)

Please file the attached Form 6-K to the SEC, NYSE, The Bank of New York (New York) and Spear, Leeds & Kellogg. Pursuant to the usual procedure, please send us the confirmation of the filing.
Thank you for your cooperation in advance.

Best regards

**MTFG**

**Mitsubishi Tokyo Financial Group, Inc.**

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan

----

TEL: 81-3-3240-8111
FAX: 81-3-3240-8852

April 8, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

**Re: Form 6-K**

Ladies and Gentlemen:

Mitsubishi Tokyo Financial Group, Inc., a company incorporated under the laws of Japan (the "Company"), submitted herewith the Company's Report of Foreign Issuer on Form 6-K dated April 8, 2002.

In the event that the staff has any questions in respect of this filing, please send me a facsimile message at 81-3-3240-8852.

Very truly yours,

Name: Asushi Inamura
Title: Chief Manager, General Affairs
Corporate Administration Division

cc : New York Stock Exchange, Inc. / Mr. Ken Smythe
Spear, Leeds & Kellogg / Mr. Howard B. Eisen
The Bank of New York, New York / Ms. Jennifer Monaco
The Bank of New York, Singapore / Mr. Terence Ang
The Bank of New York, Tokyo / Mr. Kainoshin Hara
Union Bank of California / Mr. Hiro Hayashi
The Mitsubishi Trust and Banking Corporation, New York / Mr. Tom Pennignton

2002年 4月 8日 18時30分 Mitsubishi Tokyo Financial Group No. 1268 P. 2/7

**MTFG**

Mitsubishi Tokyo Financial Group, Inc.

Corporate Administration Division
TEL: 81-3-3240-8111
FAX: 81-3-3240-8852

# FAX TRANSMISSION

| ADDRESSEE: | FAX NUMBER: |
|---|---|
| Mr. Atsumasa Tochisako, Chief Representative<br>Washington, D.C. Representative Office<br>The Bank of Tokyo-Mitsubishi, Ltd. | 1-202-293-3416 |
| Mr. Hideo Yamamoto, SVP & Group Head<br>Planning Office for the Americas | 1-212-782-6414 |
| Mr. Robert Hand, Esq. General Counsel<br>North American Legal & Public Affairs Office<br>The Bank of Tokyo-Mitsubishi, Ltd. | 1-212-782-6420 |

| COPY TO: | |
|---|---|
| Mr. Terence Ang<br>Singapore Office, The Bank of New York | 65-6883-0338 |
| Mr. Kainoshin Hara, Vice President<br>Tokyo Office, The Bank of New York | 03-3595-0737 |
| Mr. Hiro Hayashi, Senior Vice President<br>Office of the President, Union Bank of California | 1-415-765-2560 |
| Mr. Tom Pennignton, EVP<br>Mr. Tohru Sasaki, Chief Manager<br>New York Branch<br>The Mitsubishi Trust and Banking Corporation | 1-212-593-4691 |

**DATE:** April 8, 2002

**ORIGINATOR:** Atsushi Inamura, Chief Manager

**TOTAL PAGES:** 10 pages (including this cover)

Please file the attached Form 6-K to the SEC, NYSE, The Bank of New York (New York) and Spear, Leeds & Kellogg. Pursuant to the usual procedure, please send us the confirmation of the filing.

Thank you for your cooperation in advance.

Best regards

2002年 4月 8日 18時35分 Mitsubishi Tokyo Financial Group No. 1270 P. 1/10

**MTFG**

## Mitsubishi Tokyo Financial Group, Inc.

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan

----

TEL: 81-3-3240-8111
FAX: 81-3-3240-8852

April 8, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

**Re: Form 6-K**

Ladies and Gentlemen:

Mitsubishi Tokyo Financial Group, Inc., a company incorporated under the laws of Japan (the "Company"), submitted herewith the Company's Report of Foreign Issuer on Form 6-K dated April 8, 2002.

In the event that the staff has any questions in respect of this filing, please send me a facsimile message at 81-3-3240-8852.

Very truly yours,

Name: Asushi Inamura
Title: Chief Manager,General Affairs
Corporate Administration Division

cc : New York Stock Exchange, Inc. / Mr. Ken Smythe
Spear, Leeds & Kellogg / Mr. Howard B. Eisen
The Bank of New York, New York / Ms. Jennifer Monaco
The Bank of New York, Singapore / Mr. Terence Ang
The Bank of New York, Tokyo / Mr. Kainoshin Hara
Union Bank of California / Mr. Hiro Hayashi
The Mitsubishi Trust and Banking Corporation, New York / Mr. Tom Pennignton

2002年 4月 8日 18時36分 Mitsubishi Tokyo Financial Group No. 1270 P. 2/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

---

# Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

---

## MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)

---

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

2002年 4月 8日 18時36分 Mitsubishi Tokyo Financial Group No. 1270 P. 3/10

Mitsubishi Tokyo Financial Group, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
KOKUSAI Securities Co., Ltd.
Tokyo-Mitsubishi Securities Co., Ltd.
Tokyo-Mitsubishi Personal Securities Co., Ltd.
Issei Securities Co., Ltd.

# KOKUSAI Securities, Tokyo-Mitsubishi Securities, Tokyo-Mitsubishi Personal Securities, Issei Securities Finalize Merger Agreement

**Tokyo, April 8, 2002** KOKUSAI Securities Co., Ltd. ("KOKUSAI"), Tokyo-Mitsubishi Securities Co., Ltd. ("TMS"), Tokyo-Mitsubishi Personal Securities Co., Ltd. ("TMP"), and Issei Securities Co., Ltd. ("ISSEI") announced that following approval from the boards of directors of each company today, the four securities companies have concluded a merger agreement. The merger is subject to approval from shareholders and relevant governmental authorities.

Details of the merger agreement are as follows.

## 1. Outline of the merger

(1) Method of merger

KOKUSAI will be the surviving legal entity, with the TMS, TMP, and ISSEI entities being dissolved.

(2) Merger ratio

| | KOKUSAI | TMS | TMP | ISSEI |
|---|---|---|---|---|
| Merger ratio | 1 | 100 | 0.25 | 0.72 |

- 100 ordinary shares of KOKUSAI will be allocated for each ordinary share of TMS.
- 0.25 ordinary shares of KOKUSAI will be allocated for each ordinary share of TMP.
  (New shares will not be allocated for the 7,043 thousand shares of TMP held by TMS.)
- 0.72 ordinary shares of KOKUSAI will be allocated for each ordinary share of ISSEI.



2002年 4月 8日 18時36分 Mitsubishi Tokyo Financial Group No. 1270 P. 4/10

Notes:

i) Basis of merger ratio calculation

The merger ratio was decided by consultation among the four merging companies. These discussions took into account results calculated by ChuoAoyama Audit Corporation mainly using the modified book value net assets method, with additional considerations given to the average market share prices method and the fundamental profitability method.

ii) New shares to be issued upon completion of the merger

196,905,226 ordinary shares

Following the merger, The Bank of Tokyo-Mitsubishi, Ltd., will hold an equity stake of 52.31% in the new securities company. The new company will operate as a subsidiary of The Bank of Tokyo-Mitsubishi, Ltd.

(3) Merger subsidies

No merger subsidies will be provided.

**2. Outline of the post-merger company**

| | | |
|---|---|---|
| (1) | Name of the new company | Mitsubishi Shoken Kabushiki Kaisha<br>(English name: Mitsubishi Securities Co., Ltd.) |
| (2) | Main business | Securities |
| (3) | Head office | 5-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan |
| (4) | Executive officers<br>(representative directors) | Chairman—Masamichi Yamada<br>President—Nobuo Nakazawa<br>Deputy President —Juntaro Fujii<br>Deputy President —Koichi Kane<br>Deputy President—Kenichi Masuda |
| (5) | Capital | ¥65,254 million (no capital increase will be made upon completion of the merger) |
| (6) | Total assets | ¥3,822,069 million (total assets of the four merging companies as of September 30, 2001) |
| (7) | Fiscal year end | March 31 |
| (8) | Total number of shares issued | 472,092,843 shares |
| (9) | Business forecasts post-merger | In the interests of timely disclosure, the new company will issue quarterly results reports but will not announce performance forecasts. It will aim to pay a dividend in its first fiscal year. |

The amount of capital and the total number of shares issued will increase if the conversion rights of convertible bonds issued by KOKUSAI are exercised.



2002年 4月 8日 18時36分 Mitsubishi Tokyo Financial Group No. 1270 P. 5/10

On February 1, 2002, it was announced that Hidehiko Haru, previously Executive Vice President of The Tokyo Electric Power Company, Incorporated would be a candidate for director appointed from outside the MTFG Group. Mr Haru has since been named an Appointed Member of the Bank of Japan's policy board, and has consequently had to withdraw his candidacy for director of the new securities company.

==Ends==



2002年 4月 8日 18時37分 Mitsubishi Tokyo Financial Group No. 1270 P. 6/10

**For further information please contact:**


**Mitsubishi Tokyo Financial Group, Inc.**
Kohei Tsushima
General Manager, Public Relations Office,
Corporate Policy Division
Tel: 03 3240 8149

**The Bank of Tokyo-Mitsubishi, Ltd.**
Ichiro Tago
Chief Manager, Public Relations Office
Tel: 03 3240 2950

**KOKUSAI Securities Co., Ltd.**
Suguru Ishizaka
General Manager, Corporate Planning Department
Tel: 03 3273 6740

**Tokyo-Mitsubishi Securities Co., Ltd.**
Shigeyasu Kasamatsu
General Manager, Corporate Planning Division
Tel: 03 5223 3055

**Tokyo-Mitsubishi Personal Securities Co., Ltd.**
Kenichi Yamana
General Manager, Corporate Planning Office
Tel: 03 3206 6640

**Issei Securities Co., Ltd.**
Hideaki Onishi
Group Manager, Planning and General Affairs Group
Tel: 03 3273 9111


**Note**

An outline of the merging companies is attached.



2002年 4月 8日 18時37分 Mitsubishi Tokyo Financial Group No. 1270 P. 7/10

## For reference: Outline of merging companies

(As at September 30, 2001)

| (1) Company name | KOKUSAI Securities, Co., Ltd. | Tokyo-Mitsubishi Securities, Co., Ltd. | Tokyo-Mitsubishi Personal Securities, Co., Ltd. | Issei Securities Co., Ltd. |
|---|---|---|---|---|
| (2) Type of business | Securities company | Securities company | Securities company | Securities company |
| (3) Date founded | March 4, 1948 | October 19, 1994 | October 1, 1926 | March 28, 1945 |
| (4) Head office | Chuo-ku, Tokyo | Chiyoda-ku, Tokyo | Chuo-ku, Tokyo | Chuo-ku, Tokyo |
| (5) Representative director | Nobuo Nakazawa | Juntaro Fujii | Iwao Nakagawa | Kuniyasu Yamada |
| (6) Capital (Paid-in capital) | ¥65,254 million | ¥85,000 million | ¥11,778 million | ¥2,120 million |
| (7) Shares outstanding | 275,187 thousand | 1,700 thousand | 81,256 thousand | 11,599 thousand |
| (8) Shareholders' equity | ¥255,703 million | ¥164,206 million | ¥17,917 million | ¥9,666 million |
| (9) Total assets | ¥1,241,219 million | ¥2,530,535 million | ¥35,875 million | ¥14,440 million |
| (10) Assets under custody | ¥6,956.8 billion | ¥2,322.1 billion | ¥724.0 billion | ¥80.3 billion |
| (11) Fiscal year end | March 31 | March 31 | March 31 | March 31 |
| (12) Number of employees | 3,872 | 497 | 452 | 123 |
| (13) Domestic branches | 73 | 1 | 19 | 5 |
| (14) Major shareholders | The Bank of Tokyo-Mitsubishi, Ltd. (32.63%); TOYOTA MOTOR Corp. (10.12%); Nippon Life Insurance, Co. (3.07%); The Daiwa Bank, Ltd. (2.90%); Sumitomo Mitsui Banking Corp. (2.16%) | The Bank of Tokyo-Mitsubishi, Ltd. (90.71%); The Mitsubishi Trust and Banking Corp. (9.29%) | BOT Lease, Co., Ltd. (14.33%); The Bank of Tokyo-Mitsubishi, Ltd. (12.86%); Tokyo-Mitsubishi Securities (8.67%); Chitose Kosan, Co., Ltd. (4.59%); Marunouchi Yorozu Corp. (4.59%) | Ryoshin Credit Service (14.31%); Ryoshin Realty (8.34%); The Mitsubishi Trust and Banking Corp. (5.06%); ACOM (4.51%); Nikko Cordial Corporation (4.10%) |
| (15) Main bank | The Bank of Tokyo-Mitsubishi, Ltd.; Sumitomo Mitsui Banking Corp.; The Daiwa Bank, Ltd.; UFJ Bank Limited; UFJ Trust Bank Limited | The Bank of Tokyo-Mitsubishi, Ltd. | The Bank of Tokyo-Mitsubishi, Ltd.; The Mitsubishi Trust and Banking Corp. | The Mitsubishi Trust and Banking Corp.; 77 Bank; The Bank of Tokyo-Mitsubishi, Ltd.; Mizuho Corporate Bank, Ltd. |



2002年 4月 8日 18時37分 Mitsubishi Tokyo Financial Group No. 1270 P. 8/10

**For reference: Historical business results**

| | KOKUSAI Securities, Co., Ltd. | | | Tokyo-Mitsubishi Securities, Co., Ltd. | | | Tokyo-Mitsubishi Personal Securities, Co., Ltd. | | | Issei Securities Co., Ltd. | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Period ended: | 3/00 | 3/01 | 9/01 (interim) | 3/00 | 3/01 | 9/01 (interim) | 3/00 | 3/01 | 9/01 (interim) | 3/00 | 3/01 | 9/01 (interim) |
| Operating income | 126,037 | 83,632 | 23,217 | 21,269 | 23,655 | 9,294 | 12,693 | 9,464 | 3,548 | 6,067 | 3,094 | 1,046 |
| Operating profit (loss) | 50,503 | 9,339 | (14,199) | 6,607 | 340 | 938 | 3,088 | 148 | (443) | 3,213 | 530 | (82) |
| Current profit (loss) | 15,568 | 3,739 | (10,137) | 3,768 | 69 | 277 | 720 | 644 | (1,064) | 2,134 | 518 | (126) |
| Earnings (loss) per share* | 57.81 | 13.58 | (36.83) | 2,216 | 41 | 163 | 9.61 | 8.11 | (13.10) | 181.85 | 44.15 | (10.86) |
| Dividends per share* | 11.0 | 20.0† | - | - | - | - | 5.0 | 2.5 | - | 16.0†† | 10.0 | - |
| PBR* | 981.56 | 988.12 | 929.19 | 96,388 | 96,429 | 96,592 | 226.50 | 239.73 | 220.51 | 818.47 | 852.76 | 830.92 |

† Includes an additional ¥9 dividend allocated to celebrate KOKUSAI's 20th anniversary.

††Includes an additional ¥6 dividend.



2002年 4月 8日 18時38分 Mitsubishi Tokyo Financial Group No. 1270 P. 9/10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By: ______________________________

Name: Atsushi Inamura
Title: Chief Manager,General Affairs
Corporate Administration Division

2002年 4月 8日 18時38分 Mitsubishi Tokyo Financial Group No. 1270 P. 10/10

**MTFG**

Mitsubishi Tokyo Financial Group, Inc.
Corporate Administration Division
TEL: 81-3-3240-8111
FAX: 81-3-3240-8852

# FAX TRANSMISSION

| **ADDRESSEE:** | **FAX NUMBER:** |
|---|---|
| Mr. Atsumasa Tochisako, Chief Representative<br>Washington, D.C. Representative Office<br>The Bank of Tokyo-Mitsubishi, Ltd. | 1-202-293-3416 |
| Mr. Hideo Yamamoto, SVP & Group Head<br>Planning Office for the Americas | 1-212-782-6414 |
| Mr. Robert Hand, Esq. General Counsel<br>North American Legal & Public Affairs Office<br>The Bank of Tokyo-Mitsubishi, Ltd. | 1-212-782-6420 |

**COPY TO:**

| | |
|---|---|
| Mr. Terence Ang<br>Singapore Office, The Bank of New York | 65-6883-0338 |
| Mr. Kainoshin Hara, Vice President<br>Tokyo Office, The Bank of New York | 03-3595-0737 |
| Mr. Hiro Hayashi, Senior Vice President<br>Office of the President, Union Bank of California | 1-415-765-2560 |
| Mr. Tom Pennignton, EVP<br>Mr. Tohru Sasaki, Chief Manager<br>New York Branch<br>The Mitsubishi Trust and Banking Corporation | 1-212-593-4691 |

**DATE:** April 8, 2002

**ORIGINATOR:** Atsushi Inamura, Chief Manager

**TOTAL PAGES:** 6 pages (including this cover)

Please file the attached Form 6-K to the SEC, NYSE, The Bank of New York (New York) and Spear, Leeds & Kellogg. Pursuant to the usual procedure, please send us the confirmation of the filing.

Thank you for your cooperation in advance.

Best regards

**MTFG**

## Mitsubishi Tokyo Financial Group, Inc.

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan

TEL: 81-3-3240-8111
FAX: 81-3-3240-8852

April 8, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

**Re: Form 6-K**

Ladies and Gentlemen:

Mitsubishi Tokyo Financial Group, Inc., a company incorporated under the laws of Japan (the "Company"), submitted herewith the Company's Report of Foreign Issuer on Form 6-K dated April 8, 2002.

In the event that the staff has any questions in respect of this filing, please send me a facsimile message at 81-3-3240-8852.

Very truly yours,

Name: Asushi Inamura
Title: Chief Manager, General Affairs
Corporate Administration Division

cc : New York Stock Exchange, Inc. / Mr. Ken Smythe
Spear, Leeds & Kellogg / Mr. Howard B. Eisen
The Bank of New York, New York / Ms. Jennifer Monaco
The Bank of New York, Singapore / Mr. Terence Ang
The Bank of New York, Tokyo / Mr. Kainoshin Hara
Union Bank of California / Mr. Hiro Hayashi
The Mitsubishi Trust and Banking Corporation, New York / Mr. Tom Pennignton

2002年 4月 8日 18時34分 Mitsubishi Tokyo Financial Group No. 1269 P. 2/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

---

# Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

---

**MITSUBISHI TOKYO FINANCIAL GROUP, INC.**
(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)

---

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Mitsubishi Tokyo Financial Group, Inc.
TSE Code; 8306

## Mitsubishi Trust and Banking Corporation: Revaluation of Land Used for Business Operations

**TOKYO, April 8, 2002** --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Shigemitsu Miki) today announced a revaluation of the land used for business operations of its subsidiary, The Mitsubishi Trust and Banking Corporation (MTBC). The revaluation has been made in accordance with the Law Concerning Revaluation of Land (Ordinance 34, March 31 1998) and the Revised Law Concerning Revaluation of Land (Ordinance 19, March 31 2001) and is outlined below.

**Effective date of revaluation:** March 31, 2002.

**Reason for revaluation:** To correct the discrepancy between the book value and market value of the land used for business purposes of MTBC and thus achieve an appropriate valuation of assets.

**Revaluation method:** The revaluation is based on Article 2.4 of Enforcement Ordinance 119 (March 31, 1998) of the Law Concerning Revaluation of Land. In particular the revaluation is based on the value of land for land tax purposes as detailed in The Land Price Tax Law, Article 16 and as established and published by the Director General of The National Tax Administration Agency with appropriate adjustments for the position of the land and timing of the appraisal valuation and based on appraisal values given by expert property appraisers, adjusted for the timing of the appraisal, as laid down in Article 2.5 of the above ordinance.



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**Revaluation amount:**

(Unit: billions of Japanese yen)

| Book value of land holdings before revaluation (A) | Book value of land holdings following revaluation (B) | Deferred tax asset resulting from revaluation (C) | Net amount of revaluation (B)-(A)+(C) |
|---|---|---|---|
| 57.3 | 44.4 | 4.9 | (7.9) |

**Effect on Income:**

(1) This revaluation will not affect the income statement of MTFG or MTBC.

(2) In connection with the revaluation, a previously unrealized loss relating to land transactions between MTBC and a consolidated subsidiary has been realized and this is expected to reduce the fiscal 2001 consolidated net income of both MTFG and MTBC by approximately Yen 50 billion.

* * *

Contact: Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel: 81-3-3240-8136



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## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By: Atsushi Inamura

Name: Atsushi Inamura
Title: Chief Manager,General Affairs
Corporate Administration Division

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